Exhibit (a)(12)

CARELLA, BYRNE, CECCHI,
OLSTEIN, BRODY & AGNELLO, P.C.
5 Becker Farm Road
Roseland, NJ 07068-1739
(973) 994-1700
Attorneys for Plaintiff
BROWER PIVEN
A PROFESSIONAL CORPORATION
488 Madison Avenue, Eighth Floor
New York, NY 10022
(212) 501-9000
Attorneys for Plaintiff

BRUCE BALLARD, Individually and on behalf of all others similarly situated	SUPERIOR COURT OF NEW JERSEY CHANCERY DIVISION: MERCER COUNTY DOCKET NO.

Plaintiff
Civil Action

v.

ORCHID CELLMARK, INC., EUGENE I.

DAVIS, THOMAS A. BOLOGNA, STEFAN

LOREN, NICOLE S. WILLIAMS, JAMES

M. HART, BRUCE D. DALZIEL,

LABORATORY CORPORATION OF

AMERICA HOLDINGS, OCM

ACQUISITION CORP.,

                                                 Defendants

CLASS ACTION COMPLAINT

Plaintiffs, on behalf of themselves and all other similarly situated public shareholders of Orchid Cellmark, Inc. (“Orchid Cellmark” or the “Company”), brings the following Class Action Complaint against the members of the board of directors of Orchid Cellmark (“Board”) for breaching their fiduciary duties, and against Laboratory Corporation of America Holdings (“LabCorp”) and its subsidiary OCM Acquisition Corp. (“Merger Sub”) for aiding and abetting the same. The allegations of the Complaint are based on the knowledge of the plaintiffs as to themselves, and on information and belief, including the investigation of counsel and publicly available information, as to all other matters.

INTRODUCTION

1. This is a stockholder class action brought on behalf of Orchid Cellmark shareholders against the Board for breaches of fiduciary duty and/or other violations of state law arising out of defendants’ efforts to complete the sale of Orchid Cellmark to LabCorp pursuant to an unfair process and for an unfair price (“Proposed Transaction”).

2. On April 6, 2011, LabCorp and Orchid Cellmark jointly announced that they had entered into a definitive merger agreement (“Merger Agreement”) whereby LabCorp, through Merger Sub, would acquire all outstanding shares of the Company. Under the Merger Agreement, LabCorp will acquire all of the outstanding shares of Orchid Cellmark in a cash tender offer for $2.80 per share for a total purchase price to stockholders and optionholders of approximately $85.4 million.

3. Specifically, under the terms of the Merger Agreement, Merger Sub will commence a tender offer to purchase all outstanding shares of Orchid Cellmark for $2.80 per share. Following the completion of the tender offer, LabCorp expects to consummate a merger of Merger Sub and Orchid Cellmark in which shares of Orchid Cellmark that have not been purchased in the tender offer will be converted into the right to receive the same cash price per share as paid in the tender offer. The tender offer and the merger are subject to customary closing conditions set forth in the agreement and plan of merger. The closing of the acquisition is expected in the second quarter of 2011.

4. In facilitating the acquisition of Orchid Cellmark by LabCorp for grossly inadequate consideration and through a flawed process, each of the defendants breached and/or aided the other defendants’ breaches of their fiduciary duties.

5. For these reasons and as set forth in detail herein, Plaintiffs seek to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties.

PARTIES

6. Plaintiffs are, and at all relevant times were, continuous stockholders of defendant Orchid Cellmark.

7. Defendant Orchid Cellmark is a Delaware Corporation with its headquarters located at 4390 US Route One, Princeton, New Jersey 08540.

8. Defendant Eugene I. Davis has served as Chairman of the Board of Directors of Orchid Cellmark since November 2010.

9. Defendant Thomas A. Bologna has served as the President and Chief Executive Officer of Orchid Cellmark and a member of the Board of Directors since April 2006.

10. Defendant Stefan Loren has served as a member of the Board of Directors of Orchid Cellmark since November 2010.

11. Defendant Nicole S. Williams has served as a member of the Board of Directors of Orchid Cellmark since 2002.

12. Defendant James M. Hart has served as a member of the Board of Directors of Orchid Cellmark since January 2010.

13. Defendant Bruce D. Dalziel has served as a member of the Board of Directors of Orchid Cellmark since April 2010.

14. Defendants Davis, Bologna, Loren, Williams, Hart, and Dalziel are collectively referred to hereinafter as the “Individual Defendants.”

15. Each of the Individual Defendants herein is sued individually, as well as in his or her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

16. Defendant LabCorp Laboratory Corporation of America Holdings, an S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $5.0 billion in 2010, over 31,000 employees worldwide, and more than 220,000 clients, LabCorp offers a broad test menu ranging from routine blood analyses to reproductive genetics to DNA sequencing. LabCorp furthers its scientific expertise and innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology, National Genetics Institute, ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, Genzyme GeneticsSM*, DIANON Systems, Inc., US LABS, Monogram Biosciences, Inc., and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp conducts clinical trials testing through its Esoterix Clinical Trials Services division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies.

17. Defendant OCM Acquisition Corp. (“Merger Sub”) is a wholly-owned subsidiary of LabCorp formed solely for the purpose of entering into the Merger Agreement and consummating the Proposed Transaction, and has not conducted any business operations other than those incident to its formation. Upon completion of the Proposed Transaction, Merger Sub will merge with and into Orchid Cellmark and Merger Sub will cease to exist as a separate corporate entity.

18. Collectively, the Individual Defendants, Orchid Cellmark, LabCorp and Merger Sub are referred to herein as the “Defendants.”

JURISDICTION AND VENUE

19. This Court has jurisdiction over this action because Orchid Cellmark’s principal place of business is in New Jersey, and the wrongful conduct challenged herein relates to the Individual Defendants’ actions as directors and/or officers of Orchid Cellmark.

20. This Court has personal jurisdiction over each defendant in that each defendant is alleged herein to have engaged in the wrongful conduct alleged herein, each of the Individual Defendants is a director and/or officer of the Company, and/or each defendant has sufficient minimum contacts with New Jersey as to render the exercise of jurisdiction by the New Jersey courts permissible under traditional notions of fair play and substantial justice.

21. Venue is proper in this Court because Orchid Cellmark is headquartered in Princeton, New Jersey.

CLASS ACTION ALLEGATIONS

22. Plaintiffs bring this action on his own behalf and as a class action pursuant to Rule 4.32 of the New Jersey Rules of Civil Procedure, on behalf of all holders of Orchid Cellmark common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

23. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. According to Company’s SEC filings, there were approximately 29.9 million shares of common stock outstanding as of March 11, 2011. The actual number of public shareholders of Orchid Cellmark will be ascertained through discovery;

b. There are questions of law and fact that are common to the Class and predominate questions affecting any individual Class member, including:

i. whether the Individual Defendants have breached their fiduciary duties of loyalty, care, candor, and good faith and fair dealing with respect to Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

ii. whether the Individual Defendants have failed to take steps to maximize the value of Orchid Cellmark to its public shareholders in a change of control transaction;

iii. whether the defendants are unjustly enriching themselves and other insiders of Orchid Cellmark and/or LabCorp;

iv. whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives, including other offers for the Company or its assets;

v. whether the Proposed Transaction compensation payable to Plaintiffs and the Class is unfair and inadequate;

vi. whether LabCorp and Merger Sub aided and abetted the wrongful acts of the Individual Defendants; and

vii. whether Plaintiffs and the other members of the Class would be injured were the Proposed Transaction complained of herein consummated.

c. Plaintiffs’ claims are typical of the claims of the other members of the Class, and Plaintiffs do not have any interests adverse to the Class;

d. Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for the party opposing the Class; and

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

24. Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

FURTHER SUBSTANTIVE ALLEGATIONS

A.	Background

25. Orchid Cellmark is a leading international provider of DNA testing services primarily for forensic and family relationship applications. Orchid Cellmark is one of the largest providers of forensic DNA testing services and its DNA results are used by the criminal justice system to assist with the identification of perpetrators, the exclusion of suspects and the exoneration of wrongfully convicted individuals. The Company provides DNA family relationship testing to numerous child services organizations and individuals seeking to verify parentage. Orchid Cellmark also serves immigration and security authorities for DNA testing of individuals. In the agriculture field, Orchid Cellmark provides DNA testing services for selective trait breeding. Orchid Cellmark’s strong market positions in these areas reflect the Company’s accredited laboratories in the US and UK, its innovative genetic analysis technologies and expertise, and the company’s reputation for exceptional quality, reliability and customer service for nearly two decades.

26. On March 10, 2011, Orchid Cellmark announced financial results for the fourth quarter, and full year ended December 31, 2010. For the quarter ended December 31, 2010, the Company reported: Total service revenues were $16.6 million for fourth quarter 2010, up from service revenues of $14.9 million, an increase of approximately 12% from the fourth quarter of 2009. For full year 2010, service revenues grew approximately 10% to $63.7 million, up from $58.1 million for the full year of 2009. Defendant Bologna, the President and Chief Executive Officer of Orchid Cellmark, commented on the results:

Fourth quarter results reflect continued company growth. . . . Our U.K. business grew by over 31% and the forensics component of that business grew by approximately 40%. While our total U.S. business was down approximately 11% in the fourth quarter, our paternity business has stabilized, and we completed the consolidation of our U.S. testing facilities in 2010 which we expect will continue to favorably impact our U.S. results.

For the Full Year 2010, Defendant Bologna commented:

For the full year of 2010, overall company service revenues grew to $63.7 million or by approximately 10% over 2009. Our U.K. business was particularly strong, with revenues growing by more than 35%. On the operational front, we maintained gross margins, and successfully completed the consolidation of our U.S. forensic and paternity operations into our Dallas, Texas and Dayton, Ohio facilities, respectively....Lastly, we ended 2010 with approximately $20 million in cash and short-term investments, up from approximately $18 million in 2009.

B.	The Proposed Transaction

27. On April 6, 2011, Orchid Cellmark and LabCorp issued a joint press release announcing the Proposed Transaction:

BURLINGTON, N.C., PRINCETON, N.J. - April 6, 2011 Laboratory Corporation of America® Holdings (LabCorp®) (NYSE: LH) and Orchid Cellmark Inc. (NASDAQ: ORCH), an international provider of DNA testing services primarily for forensic and family relationship applications, today announced that they have entered into a definitive agreement and plan of merger under which LabCorp will acquire all of the outstanding shares of Orchid Cellmark in a cash tender offer for $2.80 per share for a total purchase price to stockholders and optionholders of approximately $85.4 million. Orchid Cellmark strengthens LabCorp’s presence and strong brand name in identity testing in the US and establishes its presence in identity testing in the UK.

“We are very pleased that Orchid Cellmark, a premier DNA testing business with a strong reputation for exceptional quality, reliability and customer service is joining our family,” said David P. King, Chairman and Chief Executive Officer of LabCorp. “The proposed acquisition of Orchid Cellmark significantly diversifies and strengthens our specialized forensic and family relationship testing.”

“The transaction underscores the fundamental value of the Orchid Cellmark business, the talent and expertise of our global team and the quality of our testing service offerings,” said Eugene Davis, Chairman of the Board of Directors of Orchid Cellmark. “LabCorp is a company known for bringing high quality DNA testing services to the market making our businesses very compatible.”

Under the terms of the agreement and plan of merger, LabCorp has formed an acquisition subsidiary, OCM Acquisition Corp., that will commence a tender offer to purchase all outstanding shares of Orchid Cellmark for $2.80 per share.

Following the completion of the tender offer, LabCorp expects to consummate a merger of OCM Acquisition Corp. and Orchid Cellmark in which shares of Orchid Cellmark that have not been purchased in the tender offer will be converted into the right to receive the same cash price per share as paid in the tender offer. The tender offer and the merger are subject to customary closing conditions set forth in the agreement and plan of merger, including the acquisition by OCM Acquisition Corp. of a majority of Orchid Cellmark’s fully diluted shares in the tender offer and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The closing of the acquisition is expected in the second quarter of 2011.

The Board of Directors of Orchid Cellmark has determined that the offer and the merger are advisable, fair to, and in the best interests of Orchid Cellmark and its stockholders, approved the agreement and plan of merger and the other transactions contemplated thereby, including the tender offer, and recommended that the Orchid Cellmark stockholders accept the offer and tender their shares in the offer when it is made.

C.	The Board Agrees to Sell Orchid Cellmark for an Unfair Price

26. The Board delivered the Company to LabCorp at an inadequate price. Although the merger price appears to represent a 39% premium to the closing price of Orchid Cellmark shares the day before the merger was announced ($85.4 million total consideration), in reality, the premium almost vanishes once you take into account that LabCorp is only paying $65.6 million for the Company because Orchid Cellmark has approximately $20 million in cash, cash equivalents and available for sale securities.

27. Moreover, the merger consideration fails to account for the fact that Orchid Cellmark has recently performed well despite a tough economic climate. As set forth herein, the Company is clearly on the rise. The Board should have leveraged Orchid Cellmark’s position to extract a greater premium and a favorable merger agreement. Instead, the Board agreed to hastily lock-up a deal with LabCorp before fulfilling its fiduciary duties to maximize shareholder value.

28. Orchid Cellmark shareholders have a right to receive consideration that accurately accounts for the Company’s performance and bright prospects. However, the Board entered into a deal in violation of the duties owed to Orchid Cellmark’s public shareholders.

D.	The Board Locked Up the Deal in Violation of Its Fiduciary Duties

28. Not only did the Board fail to maximize shareholder value in agreeing to the Proposed Transaction, it also took unreasonable steps to ensure consummation of a deal with LabCorp to the detriment of Orchid Cellmark’s shareholders.

29. First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting alternative acquisition proposals or business combinations (see Merger Agreement at Section 5.2). This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors:

From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with its terms, the Company shall immediately cease and cause to be terminated, and shall not authorize or permit its Subsidiaries and the Company’s and its Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to continue to engage in or conduct, any existing discussions or negotiations with any Person with respect to a Takeover Proposal,1 and shall use reasonable best efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information previously provided to such parties by the Company, its Subsidiaries or Representatives. The Company shall not, and shall not authorize or permit its Subsidiaries and Representatives to, directly or indirectly:

(i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information, except as required by applicable Law) any inquiries, proposals or offers with respect to, or that constitute, or that may reasonably be expected to lead to, any Takeover Proposal;

(ii) participate or engage in any discussions or negotiations with any third party regarding any Takeover Proposal (other than communications solely directed at informing such parties of the existence of this Section 5.2 in response to an inquiry from such third party);

(iii) enter into any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other

[1]

For purposes of the Merger Agreement, “Takeover Proposal” means “any proposal, offer or indication of interest (whether in writing or otherwise) from any Person or ‘group’ (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 20% or more of any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person or ‘group’ beneficially owning 20% or more of any class of equity securities of the Company or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries; in each case, other than the Transactions” See Merger Agreement at § 5.2(d).

agreement related to any Takeover Proposal (other than a confidentiality agreement in accordance with this Section 5.2(a)) (each, a “Company Acquisition Agreement”);

(iv) release or permit the release of any Person from, or waive or permit the waiver of any provision of or right under, any confidentiality, non-solicitation, no hire, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries has any rights; or

(v) amend or waive the Rights Agreement, redeem the Rights or take any action which would allow any Person other than Parent or Purchaser to acquire beneficial ownership of 20% or more of the shares of Common Stock without causing a “Distribution Date,” a “Triggering Event,” or a “Stock Acquisition Date” (each as defined in the Rights Agreement) to occur….

30. Similarly, Section 5.2 of the Merger Agreement provides that the Company must promptly notify LabCorp of any unsolicited competing bidder’s offer. Specifically, the Merger Agreement obligates Orchid Cellmark to notify LabCorp of any proposals, offers, or any overtures of interest from other potential suitors and it must provide all relevant details of those inquiries or proposals to LabCorp within 24 hours of receipt:

if after the date hereof and prior to the Acceptance Time, the Company Board of Directors receives a bona fide written Takeover Proposal that was not solicited and was made after the date hereof in circumstances not involving a breach of this Agreement, and the Company Board of Directors determines, in good faith, after consulting with its outside legal counsel and financial advisor that such Takeover Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal2 and determines, in good faith, after consulting with and receiving the advice of outside legal counsel, that failure to take such action would, or would be reasonably likely to, result in a breach of the fiduciary duties of the Company Board of Directors to the Company’s stockholders under applicable Law, then the

[2]

For purposes of the Merger Agreement, “Superior Proposal” means “a bona fide written Takeover Proposal, obtained after the date hereof and not in breach of this Agreement, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, at least a majority of the equity interests of the Company or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, made by a third party, and which is otherwise on terms and conditions which the Company Board of Directors determines, in its good faith, (after consultation with its outside legal counsel and a financial advisor of national reputation) to be more favorable to the Company’s stockholders from a financial point of view than the Transactions, including the Offer and the Merger, taking into account at the time of determination all relevant factors, including any changes to the terms of this Agreement that as of that time had been proposed by Parent in writing and the ability of the Person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals)” See Merger Agreement at § 5.2(d).

Company and/or its Subsidiaries and its Representatives may, at any time prior to the Acceptance Time (but in no event at or after the Acceptance Time) and after providing Parent not less than 2 business days prior written notice of its intention to take such actions, (A) furnish non-public information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal, but only after such Person enters into a customary confidentiality agreement with the Company (which confidentiality agreement must be no less favorable to the Company (i.e., no less restrictive with respect to the conduct of such Person) than the Confidentiality Agreement), provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and (2) the Company advises Parent of all such non-public information delivered to such Person concurrently with its delivery to such Person and concurrently with its delivery to such Person the Company delivers to Parent all such non-public information not previously provided to Parent, and (B) participate in discussions and negotiations with such Person regarding such Takeover Proposal (including seeking revised Takeover Proposals from such Person as part of such discussions and negotiations). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Company’s Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.2 by the Company. The Company shall provide Parent with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within 24 hours of the execution thereof.

(b) In addition to the other obligations of the Company set forth in this Section 5.2, the Company shall promptly advise Parent, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the material terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent fully informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Company shall provide Parent with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

31. Then, if and only if the Board determines that the competing offer constitutes a “Superior Proposal,” LabCorp is granted four business days to make a counter-offer so that the competing offer would no longer be considered superior to the Proposed Transaction. Specifically, Section 5.2(c) of the Merger Agreement states:

Except as expressly permitted by this Section 5.2(c), neither the Company Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent (including pursuant to Schedule 14D-9 or any amendment thereto), the Company Board Recommendation or (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal (any action described in clauses (i) or (ii) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding the foregoing, the Company Board of Directors may, at any time prior to the Acceptance Time (but in no event at or after the Acceptance Time), make a Company Adverse Recommendation Change if: (1) the Company Board of Directors determines, in good faith, after taking into account the advice of the Company’s outside legal counsel, that the failure to make the Company Adverse Recommendation Change would, or would be reasonably likely to, result in a breach of the fiduciary duties of the Company Board of Directors to the Company’s stockholders under applicable Law; (2) the Company shall have given Parent prior written notice (a “Change in Recommendation Notice”) advising Parent of its intention to consider making a Company Adverse Recommendation Change at least 4 business days prior to making any Company Adverse Recommendation Change; (3) if the decision to make a Company Adverse Recommendation Change is in connection with a Takeover Proposal, (A) the Company shall have provided Parent with the material terms and conditions of the Takeover Proposal, including the identity of the party making such Takeover Proposal and, if available, a copy of the relevant proposed transaction agreements with such party and other material documents in no event later than 24 hours after receipt of such Takeover Proposal or such proposed transaction agreements or other documents, and (B) after taking into account the advice of the Company’s outside legal counsel and its financial advisors, the Company Board of Directors shall have determined, in good faith, that such proposed Takeover Proposal is a Superior Proposal; (4) the Company shall have given Parent 4 business days after delivery of each Change in Recommendation Notice to propose revisions to the terms of this Agreement (or make another proposal) and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any; and (5) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, (A) after taking into account the advice of the Company’s outside legal counsel, the Company Board of Directors shall have continued to determine, in good faith, that the failure to make the Company Adverse Recommendation Change would, or would be reasonably likely to, result in a breach of the fiduciary duties of the Company Board of Directors to the Company’s stockholders under applicable Law and (B) if the decision to make a Company Adverse Recommendation Change is in connection with a Takeover Proposal, after taking into account the advice of the Company’s outside legal counsel and financial advisors, the Company Board of Directors shall have continued to determine, in good faith, that such proposed Takeover Proposal is a Superior Proposal; provided, that, in the event the Company Board of Directors does not make the determinations referred to in clause (5) of this Section 5.2(c) but thereafter determines to make a Company Adverse Recommendation Change pursuant to this Section 5.2(c), the procedures referred to in clauses (2), (3), (4) and (5) above shall apply anew and shall also apply to any subsequent Company Adverse Recommendation Change.

32. The Board further reduced the possibility of maximizing shareholder value by agreeing to a $2.5 million termination fee that will all but ensure that no competing offer will be forthcoming. Thus, if the Board seeks to terminate the Merger Agreement to accept a superior proposal, then the Company must pay LabCorp $2.5 million.

FIRST COUNT

(Against the Individual Defendants for Breach of Fiduciary Duties)

33. Plaintiffs repeat and reallege each allegation set forth herein.

34. The Individual Defendants have violated fiduciary duties owed to public shareholders of Orchid Cellmark.

35. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for Orchid Cellmark public shareholders the highest value available for Orchid Cellmark in the marketplace.

36. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of Orchid Cellmark because they failed to take steps to maximize the value of Orchid Cellmark to its public shareholders in a change of control transaction.

37. As a result of the actions of defendants, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in Orchid Cellmark. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class, all to the irreparable harm of the members of the Class.

38. Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND COUNT

(Against Orchid Cellmark, LabCorp, and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty

39. Plaintiffs repeat and reallege each allegation set forth herein.

40. Orchid Cellmark, LabCorp, and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Orchid Cellmark’s public shareholders, and has participated in such breaches of fiduciary duties.

41. Orchid Cellmark, LabCorp, and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Orchid Cellmark, LabCorp, and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

42. Plaintiffs have no adequate remedy at law.

WHEREFORE, Plaintiffs demand relief in his favor and in favor of the Class and against Defendants as follows:

A. declaring that this action is properly maintainable as a Class action and certifying

Plaintiffs as Class representatives and Plaintiffs’ counsel as Class counsel;

B. declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C. preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D. directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Orchid Cellmark’s shareholders and to refrain from entering into any transaction until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

E. rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof;

F. requiring the Orchid Cellmark Board and LabCorp to disclose all material information relating to the Proposed Transaction;

G. imposing a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

H. awarding the Class compensatory damages, together with pre- and post-judgment interest;

I. awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

J. granting such other and further equitable relief as this Court may deem just and proper.

DATED: April 11, 2011	CARELLA, BYRNE, CECCHI, OLSTEIN, BRODY & AGNELLO, P.C. Attorneys for Plaintiff

By:
JAMES E. CECCHI

DAVID A. P. BROWER BRIAN C. KERR BROWER PIVEN A PROFESSIONAL CORPORATION 488 Madison Avenue, Eighth Floor New York, NY 10022 (212) 501-9000 Attorneys for Plaintiff

CERTIFICATION

Counsel for Plaintiff hereby certifies that they are not aware of any other civil actions or arbitration proceedings pending related to the subject matter hereof, and that none are contemplated, and that all parties who should be joined have been joined.

DATED: April 11, 2011	CARELLA, BYRNE, CECCHI, OLSTEIN, BRODY & AGNELLO, P.C. Attorneys for Plaintiff

By:
JAMES E. CECCHI

DAVID. P. BROWER BRIAN C. KERR BROWER PIVEN A PROFESSIONAL CORPORATION 488 Madison Avenue, Eighth Floor New York, NY 10022 (212) 501-9000 Attorneys for Plaintiff

CERTIFICATION OF COMPLIANCE WITH RULE 1:38-7(c)

Counsel for Plaintiff hereby certifies that confidential personal identifiers have been redacted from this submission to the court, and will be redacted from all documents submitted in the future in accordance with Rule 1:38-7(b).

DATED: April 11, 2011	CARELLA, BYRNE, CECCHI, OLSTEIN, BRODY & AGNELLO, P.C. Attorneys for Plaintiff

By:
JAMES E. CECCHI

DAVID A. P. BROWER BRIAN C. KERR BROWER PIVEN A PROFESSIONAL CORPORATION 488 Madison Avenue, Eighth Floor New York, NY 10022 (212) 501-9000 Attorneys for Plaintiff

DESIGNATION OF TRIAL COUNSEL

Plaintiff hereby designates James E. Cecchi, Esq. as trial counsel for all issues so triable in this case.

DATED: April 11,2011	CARELLA, BYRNE, CECCHI, OLSTEIN, BRODY & AGNELLO, P.C. Attorneys for Plaintiff

By:
JAMES E. CECCHI

DAVID A. P. BROWER BRIAN C. KERR BROWER PIVEN A PROFESSIONAL CORPORATION 488 Madison Avenue, Eighth Floor New York, NY 10022 (212) 501-9000 Attorneys for Plaintiff